082-04578

centrica

RECEIVED
2008 JUL 16 A 3:29

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

9 July 2008

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

08003804

SUPPL

Dear Sir / Madam

Centrica plc

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

PROCESSED
JUL 17 2008
THOMSON REUTERS

For and on behalf of
Centrica plc

Enc

7/16

9 July 2008

Centrica acquires its first Norwegian gas producing interests

Centrica plc, the parent company of British Gas, today announced it has reached agreement to acquire interests in a package of non-operated gas and oil assets in Norway for $375 million (£190 million) in cash, including its first gas production in the Norwegian sector. The agreement, with Marathon Oil, will see Centrica acquire interests in the Heimdal area of the Norwegian North Sea, which includes producing fields, discoveries and exploration prospects.

Additional capital investment of approximately £125 million will be required to maximise the total reserves potential of 165 billion cubic feet equivalent (bcfe) over the next four years. At the effective date of acquisition, 1 January 2008, the immediately recognisable reserves were 100 bcfe, of which 70 per cent was gas. On closing, the final consideration will be adjusted downwards to reflect production since the start of 2008.

Centrica will acquire a 23.8 per cent interest in the Heimdal field, a 46.9 per cent interest in Vale and a 20 per cent interest in Skirne/Byggve, all of which are producing fields. It will also acquire interests in the Heimdal East and Peik discoveries which could be developed by 2012. Gas currently being produced from the fields is contracted until 2011 at prices directly linked to the UK market. After 2011, Centrica could deliver the gas to the UK or continental Europe.

The agreement will further build on the company's position within the Norwegian and UK sectors of the North Sea. Over the past two years Centrica has acquired interests in twelve exploration licences in the Norwegian sector and holds interests in over thirty producing, development or exploration stage assets in the UK sector.

Sam Laidlaw, Chief Executive of Centrica, said: "This investment is in line with our strategy to reduce the Group's exposure to movements in gas prices through securing additional upstream assets. It also increases the level of gas reserves to supply our British Gas customers and gives us our first producing interests in Norway, building on our existing exploration position."

"This deal underlines our commitment to invest in energy supplies from across the globe as the UK's existing North Sea production declines. It also provides us with a good combination of producing fields, discoveries and exploration prospects."

Enquiries:
Centrica Investor Relations: +44 (0)1753 494900
Centrica Media Relations: +44 (0)1753 492551

Notes:
1/ The agreement is subject to Norwegian government approvals.

END